VIA EDGAR

December 6, 2023

Doc.com Inc.,

408 Broadway 2nd floor,

New York, New York 10013.

Securities Exchange Commission

Wahsington, D.C. 20549

RE:    Re: DOC.COM INC.

Offering Statement on Form 1-A

Filed December 4, 2023

File No. 024-12337

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified December 7th, 2023 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

·

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

·	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Charles Nader

Charles Nader

CEO